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
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F O R M  4                                                                                                    OMB Approval
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                                      U.S. SECURITIES AND EXCHANGE COMMISSION                       OMB Number            3235-0287
                                               WASHINGTON, DC 20549                                 Expires:     September 30, 1998
                                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                    Estimated average burden
/ / Check this box if no                                                                            hours per response......... 0.5
    longer subject to              Filed pursuant to Section 16(a) of the Securities                -------------------------------
    Section 16. Form 4                 Exchange Act of 1934, Section 17(a) of the
    or Form 5 obligations              Public Utility Holding Company Act of 1935
    may continue. See                  or Section 30(f) of the Investment Company
    Instruction 1(b).                                Act of 1940

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
(Print or Type Responses)
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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
    Barraclough           Keith                          8x8, Inc - EGHT                         to Issuer (Check all applicable)
---------------------------------------------------------------------------------------------       Director         10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
     2445 Mission College Blvd.                   Number of Reporting        Month/Year          x  Officer (give    Other (Specify
---------------------------------------------     Person (Voluntary)         January 1998       ----        title ---       below)
                 (Street)                                                 ------------------                below)
 Santa Clara         CA             95054                                 5. If Amendment,          President and Chief Operating
---------------------------------------------                                Date of Original         Officer
  (City)           (State)           (Zip)                                   (Month/Year)           --------------------------------
                                                                                             7. Individual or Joint/Group Filing
                                                                          ------------------    (Check Applicable Line)
                                                                                                 X    Form filed by One
                                                                                                ----  Reporting Person
                                                                                                      Form filed by More than
                                                                                                ----  One Reporting Person
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                                                       TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                  (Month/      (Instr. 8)                                End of Month        Direct         Benefi-
                                   Day/   ---------------------------------------        (Instr. 3 and 4)    (D) or         cial
                                   Year)  Code    V      Amount   (A) or    Price                            Indirect       Owner-
                                                                  (D)                                        (I)            ship
                                                                                                             (Instr. 4)     (Instr.
                                                                                                                            4)

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Common Stock                      1/22/98  M             4,000     A        $0.50              4,000             D
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Common Stock                      7/2/97   P      V        500     A        $6.50                500             D
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Common Stock                      9/21/97  M             5,000     A        $0.50              5,000             D
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Common Stock                                                                            TOTAL: 9,500
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).


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


F O R M  4 (CONTINUED)                    TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                                     (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 4)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4     Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                    ---------------------------------------------------------------
                                                                                Date   Expira-            Amount or
                                                                                Exer-   tion      Title   Number of
                                                    Code  V     (A)     (D)    cisable  Date               Shares
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Employee Stock Option                                                                             Common
(right to buy)                $0.50      01/22/98    M                 4,000     (1)   06/24/06    Stock    4,000
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                                                                                                  Common
Options to Buy Common Stock   $0.50                                              (1)   06/24/06    Stock    6,000
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                                                                                                  Common
Options to Buy Common Stock   $0.50                                              (2)   06/24/06    Stock   20,000
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                                                                                                  Common
Options to Buy Common Stock   $0.50                                              (3)   06/24/06    Stock   20,000
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                                                                                                  Common
Options to Buy Common Stock   $5.00                                              (4)   10/21/06   Stock    25,000
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                                                                                                  Common
Options to Buy Common Stock   $6.80                                              (5)   01/20/07   Stock   170,000
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                                                                                                  Common
Options to Buy Common Stock   $6.80                                              (6)   06/23/07   Stock    30,000
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Options to Buy Common Stock
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
                             9. Number of           10. Ownership               11. Nature of
                                derivative              Form of                     Indirect
                                Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned as End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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                                   -0-                     D
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                                  6,000                    D
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                                 20,000                    D
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                                 20,000                    D
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                                 25,000                    D
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                                170,000                    D
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                                 30,000                    D
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                                  Total
                                271,000
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Explanation of Responses:

(1) 1/4 of the shares vested on November 28, 1995; 1/36th of the remaining shares shall vest on the last day of each full month thereafter until all of the shares have vested.
(2) 1/48th of the shares shall vest on the last day of each full month after the vesting commencement date of December 11, 1995, until all of the shares have vested.
(3) 1/48th of the shares shall vest on the last day of each full month after the vesting commencement date of June 24, 1996.
(4) Shares shall have vested in full.
(5) 1/48th of the shares shall vest on the last day of each full month after the vesting commencement date of January 20, 1997, until all of the shares have vested.
(6) 1/48th of the shares shall vest on the last day of each full month after the vesting commencement date of June 23, 1997, until all of the shares have vested.


**    Intentional misstatements or omissions of facts constitute Federal                    /s/ Keith Barraclough           1/22/98
      Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                        ------------------------------- -------
                                                                                            **Signature of Reporting Person   Date
Note: File three copies of this Form, one of which must be manually signed.
      If space provided is insufficient, see Instruction 6 for procedure.
                                                                                                                          Page 2
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
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